MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                        AT SEPTEMBER 30 OF 2007 AND 2006
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                            CONCEPTS                            CURRENT YEAR              PREVIOUS YEAR
S                                                                  Amount       %            Amount        %
-------------------------------------------------------------------------------------------------------------
  1          TOTAL ASSETS .....................................  35,395,514    100         36,563,479    100
  2          TOTAL CURRENT ASSETS .............................  17,772,223     50         21,245,209     58
  3          CASH AND CASH EQUIVALENTS ........................   6,894,699     19          5,492,269     15
  4          TRADE AND CONTRACT RECEIVABLES ...................   6,773,420     19         11,260,352     31
  5          OTHER RECEIVABLES ................................   1,215,873      3          1,005,578      3
  6          INVENTORIES ......................................   1,981,148      6          2,445,132      7
  7          OTHER CURRENT ASSETS .............................     907,083      3          1,041,878      3
  8          LONG-TERM ........................................  15,247,387     43         13,583,955     37
  9          TRADE AND CONTRACT RECEIVABLES ...................   1,383,632      4          4,202,195     11
 10          INVESTMENT IN SUBSIDIARIES AND AFFILIATES ........   3,681,312     10            324,604      1
 11          OTHER INVESTMENTS ................................  10,182,443     29          9,057,156     25
 12          PROPERTY, PLANT AND EQUIPMENT, NET ...............   1,443,985      4          1,282,543      4
 13          PROPERTY .........................................     605,783      2            862,385      2
 14          MACHINERY AND OPERATING EQUIPMENT ................   2,116,079      6          1,984,094      5
 15          OTHER EQUIPMENT ..................................     395,764      1            617,335      2
 16          ACCUMULATED DEPRECIATION .........................   1,677,282      5          2,186,135      6
 17          CONSTRUCTION IN PROCESS ..........................       3,641      0              4,864      0
 18          OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)      534,971      2            330,727      1
 19          OTHER ASSETS .....................................     396,948      1            121,045      0

 20          TOTAL LIABILITIES ................................  15,607,795    100         22,404,670    100
 21          TOTAL CURRENT LIABILITIES ........................   9,083,055     58         14,501,429     65
 22          ACCOUNTS PAYABLE .................................   2,480,725     16          2,852,378     13
 23          NOTES PAYABLE ....................................   1,215,777      8          5,669,047     25
 24          STOCK MARKET LOANS ...............................     433,874      3             91,231      0
103          OTHER LIABILITIES WITH COST ......................      40,870      0             43,724      0
 25          TAXES OTHER THAN INCOME TAX ......................      90,517      1            383,308      2
 26          OTHER CURRENT LIABILITIES WITHOUT COST ...........   4,821,292     31          5,461,741     24
 27          LONG-TERM LIABILITIES ............................   5,773,543     37          7,342,680     33
 28          BANK LOANS .......................................     871,229      6          1,948,964      9
 29          STOCK MARKET LOANS ...............................   4,680,030     30          5,139,597     23
 30          OTHER LIABILITIES WITH COST ......................     222,284      1            254,119      1
 31          DEFERRED LIABILITIES .............................      24,764      0             16,761      0
 32          OTHER NON CURRENT LIABILITIES WITHOUT COST .......     726,433      5            543,800      2

 33          CONSOLIDATED STOCK HOLDERS EQUITY ................  19,787,719    100         14,158,809    100
 34          MINORITY INTEREST ................................   4,976,650     25          4,603,932     33
 35          MAJORITY INTEREST ................................  14,811,069     75          9,554,877     67
 36          CONTRIBUTED CAPITAL ..............................  12,693,866     64          7,679,240     54
 79          CAPITAL STOCK ....................................   7,063,574     36          5,967,941     42
 39          PREMIUM ON SALES OF SHARES .......................   5,630,292     28          1,711,299     12
 40          CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES .......           0      0                  0      0
 41          CAPITAL INCREASE (DECREASE) ......................   2,117,203     11          1,875,637     13
 42          RETAINED EARNINGS AND CAPITAL RESERVE ............   2,150,653     11          1,827,305     13
 44          OTHER ACCUMULATED COMPREHENSIVE RESULT ...........     -33,450      0             48,332      0
 80          SHARES REPURCHASED ...............................           0      0                  0      0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                                  CONCEPTS                            CURRENT YEAR              PREVIOUS YEAR
S                                                                         Amount     %             Amount      %
------------------------------------------------------------------------------------------------------------------
  3          CASH AND CASH EQUIVALENTS .............................    6,894,699    100          5,492,269    100
 46          CASH ..................................................    1,051,844     15          1,808,572     33
 47          CASH EQUIVALENTS ......................................    5,842,855     85          3,683,697     67

  7          OTHER CURRENT ASSETS ..................................      907,083    100          1,041,878    100
 81          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0      0                  0      0
 82          DISCONTINUED OPERATIONS ...............................            0      0                  0      0
 83          OTHER .................................................      907,083    100          1,041,878    100

 18          DEFERRED ASSETS (NET) .................................      534,971    100            330,727    100
 48          AMORTIZED OR REDEEMED EXPENSES ........................      393,471     74            330,727    100
 49          GOODWILL ..............................................      141,500     26                  0      0
 51          OTHERS ................................................            0      0                  0      0

 19          OTHER ASSETS ..........................................      396,948    100            121,045    100
 84          INTANGIBLE ASSET FROM LABOR OBLIGATIONS ...............      380,119     96             91,264     75
 85          DERIVATIVE FINANCIAL INSTRUMENTS ......................       16,829      4             29,781     25
 50          DEFERRED TAXES ........................................            0      0                  0      0
 86          DISCONTINUED OPERATIONS ...............................            0      0                  0      0
 87          OTHER .................................................            0      0                  0      0

 21          CURRENT LIABILITIES ...................................    9,083,055    100         14,501,429    100
 52          FOREING CURRENCY LIABILITIES ..........................    3,122,602     34          8,422,691     58
 53          MEXICAN PESOS LIABILITIES .............................    5,960,453     66          6,078,738     42

 26          OTHER CURRENT LIABILITIES .............................    4,821,292    100          5,461,741    100
 88          DERIVATIVE FINANCIAL INSTRUMENTS ......................            0      0                  0      0
 89          INTEREST LIABILITIES ..................................            0      0                  0      0
 68          PROVISIONS ............................................    2,312,677     48          2,434,788     45
 90          DISCONTINUED OPERATIONS ...............................            0      0                  0      0
 58          OTHER CURRENT LIABILITIES .............................    2,508,615     52          3,026,953     55

 27          LONG-TERM LIABILITIES .................................    5,773,543    100          7,342,680    100
 59          FOREING CURRENCY LIABILITIES ..........................    1,804,203     31          6,125,535     83
 60          MEXICAN PESOS LIABILITIES .............................    3,969,340     69          1,217,145     17

 31          DEFERRED LOANS ........................................       24,764    100             16,761    100
 65          NEGATIVE GOODWILL .....................................            0      0                  0      0
 67          OTHERS ................................................       24,764    100             16,761    100

 32          OTHER LIABILITIES .....................................      726,433    100            543,800    100
 66          DEFERRED TAXES ........................................       63,416      9             76,353     14
 91          OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE ......      663,017     91            174,029     32
 92          DISCONTINUED OPERATIONS ...............................            0      0                  0      0
 69          OTHERS LIABILITIES ....................................            0      0            293,418     54

 79          CAPITAL STOCK .........................................    7,063,574    100          5,967,941    100
 37          CAPITAL STOCK (NOMINAL) ...............................    6,739,947     95          5,643,205     95
 38          RESTATEMENT OF CAPITAL STOCK ..........................      323,627      5            324,736      5

 42          RETAINED EARNINGS AND CAPITAL RESERVE .................    2,150,653    100          1,827,305    100
 93          LEGAL RESERVE .........................................      219,927     10            209,502     11
 43          RESERVE FOR REPURCHASE OF SHARES ......................      750,531     35            676,531     37
 94          OTHER RESERVES ........................................            0      0                  0      0
 95          RETAINED EARNINGS .....................................      909,312     42            535,138     29
 45          NET INCOME FOR THE YEAR ...............................      270,883     13            406,134     22

 44          OTHER ACCUMULATED COMPREHENSIVE RESULT ................      -33,450    100             48,332    100
 70          ACCUMULATED INCOME DUE TO MONETARY POSITION ...........            0      0                  0      0
 71          INCOME FROM NON-MONETARY POSITION ASSETS ..............            0      0                  0      0
 96          CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION ...      -33,505    100             48,098    100
 97          CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS            0      0                  0      0
 98          CUMULATIVE EFFECT OF DEFERRED INCOME TAXES ............            0      0                  0      0
 99          LABOR OBLIGATION ADJUSTMENT ...........................           55      0                234      0
100          OTHER .................................................            0      0                  0      0

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                          CONCEPTS                                  CURRENT YEAR           PREVIOUS YEAR
S                                                                         Amount                   Amount
-----------------------------------------------------------------------------------------------------------
 72           WORKING CAPITAL ....................... ..............    8,689,168                 6,743,780
 73           PENSIONS FUND AND SENIORITY PREMIUMS .. ..............       10,061                     6,499
 74           EXECUTIVES (*) ........................ ..............           63                        66
 75           EMPLOYERS (*) ......................... ..............        5,064                     4,205
 76           WORKERS (*) ........................... ..............       12,786                    17,132
 77           CIRCULATION SHARES (*) ................ ..............  486,226,598               404,906,158
 78           REPURCHASED SHARES (*) ................ ..............            0                         0
101           RESTRICTED CASH ....................... ..............      748,437                   365,179
102           NET DEBT OF NON CONSOLIDATED COMPANIES ...............            0                         0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                              STATEMENTS OF INCOME
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006 (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                   PREVIOUS YEAR
R                                                                   Amount        %          Amount        %
-------------------------------------------------------------------------------------------------------------

  1          REVENUES .........................................  15,373,903    100         16,143,791    100
  2          COSTS ............................................  12,817,341     83         13,818,125     86
  3          GROSS PROFIT .....................................   2,556,562     17          2,325,666     14
  4          SELLING, GENERAL AND OPERATING EXPENSES ..........   1,441,185      9          1,137,024      7
  5          OPERATING INCOME .................................   1,115,377      7          1,188,642      7
  8          OTHER INCOME (LOSS), NET .........................      67,922      0            -69,366      0
  6          FINANCING COST (INCOME), NET .....................    -396,094     -3            -99,812     -1
 12          SHARE IN NET INCOME OF AFFILIATED ................      28,747      0              6,607      0
 48          NON ORDINARY ITEMS ...............................           0      0                  0      0
  9          INCOME BEFORE TAXES ..............................     815,952      5          1,026,071      6
 10          INCOME TAXES .....................................     197,456      1            335,659      2
 11          INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS .....     618,496      4            690,412      4
 14          DISCONTINUED OPERATIONS ..........................           0      0                  0      0
 18          CONSOLIDATED NET INCOME ..........................     618,496      4            690,412      4
 19          NET INCOME OF MINORITY INTEREST ..................     347,613      2            284,278      2
 20          NET INCOME OF MAJORITY INTEREST ..................     270,883      2            406,134      3

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                  PREVIOUS YEAR
R                                                                   Amount      %            Amount        %
------------------------------------------------------------------------------------------------------------
  1          NET SALES ........................................  15,373,903    100         16,143,791    100
 21          DOMESTIC .........................................  12,492,449     81         14,484,961     90
 22          FOREIGN ..........................................   2,881,454     19          1,658,830     10
 23          TRANSLATED INTO DOLLARS (***) ....................     263,845      2            151,131      1

  8          OTHER INCOME (LOSS), NET .........................      67,922    100            -69,366    100
 49          OTHER INCOME AND (EXPENSE), NET ..................      80,934    119             15,395    -22
 34          EMPLOYEES' PROFIT SHARING EXPENSES ...............      11,966     18             62,638    -90
 35          DEFERED EMPLOYEES' PROFIT SHARING ................       1,046      2             22,123    -32

  6          FINANCING COST (INCOME), NET .....................    -396,094    100            -99,812    100
 24          INTEREST PAID ....................................     863,732   -218            394,287   -395
 42          INTEREST EXPENSE .................................           0      0                  0      0
 45          OTHER FINANCE COSTS ..............................           0      0                  0      0
 26          INTEREST EARNED ..................................     391,997    -99            310,407   -311
 46          OTHER FINANCIAL PRODUCTS .........................           0      0                  0      0
 25          FOREIGN EXCHANGE GAIN (LOSS) NET .................     120,242    -30             27,096    -27
 28          GAIN DUE TO MONETARY POSITION ....................     -44,601     11            -43,028     43

 10          INCOME TAXES .....................................     197,456    100            335,659    100
 32          INCOME TAX .......................................     334,531    169            277,364     83
 33          DEFERED INCOME TAX ...............................    -137,075    -69             58,295     17


(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                   PREVIOUS YEAR
R                                                                   Amount                        Amount
------------------------------------------------------------------------------------------------------------
36           TOTAL SALES ....................................    15,373,903                      15,813,051
37           NET INCOME OF THE YEAR .........................      -902,439                               0
38           NET SALES (**) .................................    20,974,581                      21,559,627
39           OPERATING INCOME (**) ..........................     1,570,712                       1,502,329
40           NET INCOME OF MAYORITY INTEREST(**) ............       520,223                         630,266
41           CONSOLIDATED NET INCOME (**) ...................       929,997                         959,756
47           OPERATIVE DEPRECIATION AND AMORTIZATION ........       498,012                         555,794

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                         QUARTERLY STATEMENTS OF INCOME
               FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006 (Thousands of Mexican Pesos)
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR                   PREVIOUS YEAR
RT                                                                  Amount      %             Amount       %
-------------------------------------------------------------------------------------------------------------
 1           REVENUES .........................................   5,098,145    100          5,317,824    100
 2           COSTS ............................................   4,163,254     82          4,554,472     86
 3           GROSS PROFIT .....................................     934,891     18            763,352     14
 4           SELLING, GENERAL AND OPERATING EXPENSES ..........     490,520     10            397,158      7
 5           OPERATING INCOME .................................     444,371      9            366,194      7
 8           OTHER INCOME (LOSS), NET .........................      -2,038      0             -2,883      0
 6           FINANCING COST (INCOME), NET .....................     -74,766     -1            -51,811     -1
12           SHARE IN NET INCOME OF AFFILIATED ................      10,475      0              1,752      0
48           NON ORDINARY ITEMS ...............................           0      0                  0      0
             INCOME BEFORE TAXES ..............................     378,042      7            313,252      6
             INCOME TAXES .....................................     117,577      2            108,853      2
             INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS .....     260,465      5            204,399      4
14           DISCONTINUED OPERATIONS ..........................           0      0                  0      0
18           CONSOLIDATED NET INCOME ..........................     260,465      5            204,399      4
19           NET INCOME OF MINORITY INTEREST ..................     128,294      3             84,210      2
20           NET INCOME OF MAJORITY INTEREST ..................     132,171      3            120,189      2

                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                       CONCEPTS                                   CURRENT YEAR            PREVIOUS YEAR
RT                                                                  Amount      %             Amount       %
------------------------------------------------------------------------------------------------------------
   1         NET SALES ........................................   5,098,145    100          5,317,824    100
  21         DOMESTIC .........................................   4,317,719     85          4,651,284     87
  22         FOREIGN ..........................................     780,426     15            666,540     13
  23         TRANSLATED INTO DOLLARS (***) ....................      68,678      1             63,566      1

   8         OTHER FINANCIAL OPERATIONS .......................      -2,038    100             -2,883    100
  49         OTHER INCOME AND (EXPENSE), NET ..................       6,858   -337              1,477    -51
  34         EMPLOYEES' PROFIT SHARING EXPENSES ...............       5,349   -262             35,906   -1245
  35         DEFERED EMPLOYEES' PROFIT SHARING ................       3,547   -174            -31,546   1094

   6         TOTAL FINANCING COST .............................     -74,766    100            -51,811    100
  24         INTEREST PAID ....................................     302,190   -404            142,790   -276
  42         INTEREST EXPENSE .................................           0      0                  0      0
  45         OTHER FINANCE COSTS ..............................           0      0                  0      0
  26         INTEREST EARNED ..................................     176,637   -236            131,802   -254
  46         OTHER FINANCIAL PRODUCTS .........................           0      0                  0      0
  25         FOREIGN EXCHANGE GAIN (LOSS) NET .................      72,394    -97             -9,649     19
  28         GAIN DUE TO MONETARY POSITION ....................     -21,607     29            -31,174     60

  10         TAXES ............................................     117,577    100            108,853    100
  32         INCOME TAX .......................................     167,467    142            186,574    171
  33         DEFERED INCOME TAX ...............................     -49,890    -42            -77,721    -71




(***) THOUSANDS OF DOLLARS


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing


REF                          CONCEPTS                         CURRENT YEAR                    PREVIOUS YEAR
RT                                                                  Amount                          Amount
------------------------------------------------------------------------------------------------------------

47           OPERATIVE DEPRECIATION AND ACCUMULATED
               IMPAIRMENT LOSSES ...........................        182,196                         142,340


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                          EMPRESAS ICA, S.A.B. DE C.V.
                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF                          CONCEPTS                         CURRENT YEAR            PREVIOUS YEAR
P
-----------------------------------------------------------------------------------------------------------
YIELD
------------------------------------------------------
 1   NET INCOME TO REVENUES ..........................        4.02 %                      4.27 %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        3.51 %                      6.59 %
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.62 %                      2.62 %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00 %                      0.00 %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...       -7.21 %                     -6.23 %

ACTIVITY
------------------------------------------------------
 6   REVENUES TO NET ASSETS (**) .....................        0.59 times                  0.58 times
 7   REVENUES TO FIXED ASSETS (**) ...................       14.52 times                 16.81 times
 8   INVENTORIES ROTATION (**) .......................        8.90 times                  7.58 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............      103.44 days                 163.76 days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)       15.95 %                      3.68 %

LEVERAGE
------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       44.09 %                     61.27 %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        0.78 times                  1.58 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       31.56 %                     64.93 %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      399.83 %                    572.50 %
15   OPERATING INCOME TO INTEREST PAID ...............        1.29 times                  3.01 times
16   REVENUES TO TOTAL LIABILITIES (**) ..............        1.34 times                  0.96 times

LIQUIDITY
------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.95 times                  1.46 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.73 times                  1.29 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        1.13 times                  0.94 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       75.90 %                     37.87 %

CASH FLOW
------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO REVENUES ...........        8.29 %                      6.40 %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO REVENUES .....................................       42.71 %                    -22.54 %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................        9.08 times                 -6.60 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................      411.09 %                     96.60 %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................     -311.09 %                      3.39 %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       18.64 %                     86.65 %



(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.



                             MEXICAN STOCK EXCHANGE
                STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                                 DATA PER SHARE
                            CONSOLIDATED INFORMATION
                                 Final Printing

REF                       CONCEPTS                            CURRENT YEAR             PREVIOUS YEAR
D                                                                  Amount                   Amount
--------------------------------------------------------------------------------------------------------------
 1   BASIC PROFIT PER ORDINARY SHARE (**) .....                 Ps.      1.28           Ps.      1.56
 2   BASIC PROFIT PER PREFERENT SHARE (**) ....                 Ps.      0.00           Ps.      0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ...                 Ps.      0.00           Ps.      0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
     SHARE(**) ................................                 Ps.      2.28           Ps.      2.38
 5   EFFECT OF DISCONTINUOUS OPERATING ON
     CONTINUOUS OPERATING PROFIT PER SHARE (**)                 Ps.      0.00           Ps.      0.00
 8   CARRYING VALUE PER SHARE .................                 Ps.     30.46           Ps.     23.60
 9   CASH DIVIDEND ACUMULATED PER SHARE .......                 Ps.      0.00           Ps.      0.00
10   DIVIDEND IN SHARES PER SHARE .............                          0.00 shares             0.00 shares
11   MARKET PRICE TO CARRYING VALUE ...........                          2.16 times              1.73 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ...............................                         51.52 times             26.21 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ...............................                          0.00 times              0.00 times



(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
              FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006 (Thousands of Mexican Pesos)
                                 Final Printing


REF                         CONCEPTS                           CURRENT YEAR              PREVIOUS YEAR
C                                                                   Amount                     Amount
--------------------------------------------------------------------------------------------------------
1            CONSOLIDATED NET INCOME .......................        618,496                    690,412
2            +(-) ITEMS ADDED TO INCOME WHICH DO NOT
               REQUIRE USING CASH ..........................        656,859                    343,289
3            CASH FLOW FROM NET INCOME OF THE YEAR .........      1,275,355                  1,033,701
4            CASH FLOW FROM CHANGE IN WORKING CAPITAL ......      6,567,645                 -3,639,409
5            CASH GENERATED (USED) IN OPERATING ACTIVITIES .      7,843,000                 -2,605,708
6            CASH FLOW FROM EXTERNAL FINANCING .............     -6,658,396                  2,045,935
7            CASH FLOW FROM INTERNAL FINANCING .............      5,038,731                     71,955
8            CASH FLOW GENERATED (USED) BY FINANCING .......     -1,619,665                  2,117,890
9            CASH FLOW GENERATED (USED) IN INVESTMENT
               ACTIVITIES ..................................     -4,520,343                   -643,000
10           NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
               INVESTMENTS .................................      1,702,992                 -1,130,818
11           CASH AND SHORT-TERM INVESTMENTS AT THE
               BEGINNING OF PERIOD .........................      5,191,707                  6,623,087
12           CASH AND SHORT-TERM INVESTMENTS AT THE END
               OF PERIOD ...................................      6,894,699                  5,492,269


                             MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2007
                           EMPRESAS ICA, S.A. DE C.V.
                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                          (Thousands of Mexican Pesos)
                                 Final Printing

REF                               CONCEPTS                  CURRENT YEAR         PREVIOUS YEAR
C                                                                 Amount                Amount
-------------------------------------------------------------------------------------------------
2         + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
            USING CASH .....................................     656,859               343,289
 13         + DEPRECIATION AND AMORTIZATION FOR THE YEAR ...     498,012               555,794
 41         + (-) OTHER ITEMS ..............................     158,847              -212,505

  4         CASH FLOW FROM CHANGE IN WORKING CAPITAL .......   6,567,645             -3,639,409
 18         + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE    8,298,392             -4,956,578
 19         + (-) DECREASE (INCREASE) IN INVENTORIES .......    -687,460             -1,103,884
 20         + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
            RECEIVABLE .....................................    -672,734               452,830
 21         + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ..    -257,381               829,113
 22         + (-) INCREASE (DECREASE) IN OTHER LIABILITIES .    -113,172             1,139,110

  6         CASH FLOW FROM EXTERNAL FINANCING ..............   -6,658,396            2,045,935
 23         + SHORT-TERM BANK AND STOCK MARKET FINANCING ...   1,096,429             2,083,628
 24         + LONG-TERM BANK AND STOCK MARKET FINANCING ....   2,642,168                21,634
 25         + DIVIDEND RECEIVED ............................           0                     0
 26         + OTHER FINANCING ..............................    -164,266               199,916
 27         (-) BANK FINANCING AMORTIZATION ................   -7,565,307             -259,243
 28         (-) STOCK MARKET AMORTIZATION ..................   -2,488,715                    0
 29         (-) OTHER FINANCING AMORTIZATION ...............           0                     0
 42         + (-) OTHER ITEMS ..............................    -178,705                     0

  7         CASH FLOW FROM INTERNAL FINANCING ..............   5,038,731                71,955
 30         + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ....   5,038,731                71,955
 31         (-) DIVIDENS PAID ..............................           0                     0
 32         + PREMIUM ON SALE OF SHARES ....................           0                     0
 33         + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ....           0                     0
 43         + (-) OTHER ITEMS ..............................           0                     0

  9         CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
            ACTIVITIES .....................................   -4,520,343             -643,000
 34         + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
            OF A PERMANENT NATURE ..........................   -3,547,777               -1,133
 35         (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT    -842,624              -557,184
 36         (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ......           0                     0
 37         + SALE OF OTHER PERMANENT INVESTMENTS ..........      23,260                49,199
 38         + SALE OF TANGIBLE FIXED ASSETS ................      59,757               100,523
 39         + (-) OTHER ITEMS ..............................    -212,959              -234,405
